Contact

www.linkedin.com/in/julie-henley
(LinkedIn)

Julie Henley

Co-Founder and Managing Partner at Entrada Ventures
Santa Barbara County, California, United States

Experience

Entrada Ventures
Co-Founder and Managing Partner
October 2018 - Present (6 years 7 months)

Nectir
Board Member
August 2021 - Present (3 years 9 months)

StyleRow
Board Member
January 2021 - Present (4 years 4 months)

Worksana
Board Member
April 2019 - Present (6 years 1 month)

Henley Consulting
Consultant
2012 - 2018 (6 years)

Leaf Group
VP of Product
2007 - 2012 (5 years)

IAC
Director of Product Management
2004 - 2005 (1 year)

Rent.com
Senior Product Manager
2001 - 2004 (3 years)

eToys
Associate Product Manager

2000 - 2001 (1 year)

Education

California Polytechnic State University-San Luis Obispo
Bachelor of Business Administration - BBA, Business/Finance · (1996 - 2000)